Exhibit 99.1

Nova Minerals Collects Bulk Antimony Material for Test Work at its Estelle Gold-Antimony Project, in Alaska

Anchorage, Alaska, September 5, 2024 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to provide an update on its Antimony-Gold prospects at Stibium and Styx on its over 500km2 flagship Estelle Project, located in the prolific Tintina Gold Belt in Alaska, which historically was also a North American antimony producer.

Highlights

●	2,500kg bulk sample of antimony rich material collected from Stibium for metallurgical test work.

●	500kg bulk sample of antimony rich material collected from Styx for metallurgical test work.

●	Numerous antinomy rich samples have also been sent to the ALS laboratory for analysis, with results expected back in the coming weeks.

●	Test work to develop a process flow sheet and plant design in anticipation of a fast track stand-alone antimony production scenario at Stibium.

●	Nova has submitted a proposal to the US Dept. Of Defense (DoD) for potential grant funding to fast track Estelle’s antimony production.

Figure 1. Nova CEO, Mr Christopher Gerteisen inspecting massive stibnite (antimony) bulk samples at the Estelle camp, which are being sent for metallurgical test work for plant design

Nova CEO, Mr Christopher Gerteisen commented: “The initial antimony discovery results at Stibium last year were very encouraging. Now, with the 2024 follow-up field programs well advanced we can confirm the presence and wide spread nature of significant antimony in the form of massive stibnite vein zones across numerous prospects at Estelle, including Stibium and Styx. With serious efforts underway in the US to establish and fully secure domestic antimony supply chains, these significant at surface antimony discoveries put the Company in a strong position to fast track these prospects towards development. Bulk sampling has been conducted for metallurgical test work on Stibium and Styx material to develop a process flow sheet and plant design with the aim to produce saleable antimony products as soon as possible. The Company is aggressively pursuing this potential early cash flow opportunity as a stand-alone small footprint antimony operation containing gold credits, that is separate from the larger RPM and Korbel gold project that it continues to progress concurrently. The Company is working closely with various US government agencies, including the Dept. of Defense, to potentially receive grant funding for fast tracking the Estelle antimony production. The Company believes its proposal applications already submitted for available grant funding will be taken under serious consideration, particularly in light of the recent announcement of China export restrictions.”

Antimony at Estelle

With widespread massive stibnite (antimony) veining observed in surface mapping and sampling at Stibium (Figure 2) and Styx (Figures 3-4), the strong relationships the Company has developed with various US government agencies, and China recently announcing export restrictions on antimony, Nova sees a first mover opportunity to develop the prospects and supply antimony to the US domestic market in the near term.

Figure 2. Bulk sample in transit from Stibium

Over 2,500kg of antimony rich stibnite material has now been collected from Stibium, and 500kg from Styx, for test work to develop a process flow sheet and plant design in anticipation of a fast track production scenario. The Company is working with METS Engineering and the University of Alaska-Fairbanks CORE-CM group who will complete these studies, and have already received initial stibnite samples from the project. Numerous antimony and gold rich rock and soil samples collected from the prospects have also been sent to the ALS laboratory for analysis, with results expected back in the coming weeks.

Figure 3. Massive Stibnite (Antimony) vein material at Styx

An extensive surface mapping and sampling program is continuing at Stibium and Styx, with drilling planned to follow up on a previously reported 2m massive stibnite (antimony) vein zone over 30m in strike length at Stibium with results including 60.5% Sb and 12.7 g/t Au (ASX Announcement: 10 October 2023).

Figure 4. Large vein (~1m thick) containing massive stibnite in outcrop at Styx

Nova CEO Christopher Gerteisen has been invited to attend another Dept. of Defense (DoD) related conference in September to discuss Estelle’s near-term antimony production potential and illustrate how Nova could potentially help the US establish and fully secure domestic critical minerals supply chains.

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500000
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520000
6880000
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Isabella
Sweet Jenny
Korbel
Blocks C&D
You Beauty
Portage Pass
Cathedral
NK
Tomahawk
Stibium
Whistler
Trundle
Rainy Day Vein
Stoney
West Wing
TS
Muddy Creek
Trumpet
Shadow
Train
Shoeshine
Styx
Revelation
RPM

- Existing Prospects
- Antimony Prospects
- Nova Claim Outline

Antimony Prospects
Estelle Project
Alaska, USA

0 2.5 5 km

Figure: 5

Figure 5. Estelle property map showing primary antimony prospects

Christopher Gerteisen, P.Geo., Chief Executive Officer of Nova Minerals, has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations (which will be updated shortly with all the new drill results), presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196